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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

  Sartori                           Bruno
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   (Last)                          (First)                    (Middle)

                             231 Marine Court Apt 2
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                                    (Street)

Lauderdale by the Sea                Florida                      33308
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   (City)                           (State)                       (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

      January 4, 2000
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

      Health Express USA, Inc. (HEXS)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)

                             Chief Financial Officer
                 ----------------------------------------------

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

6. If Amendment, Date of Original (Month/Year)

   N/A
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7. Individual or Joint/Group Filing
   (Check applicable line)

   [ X ] Form Filed by One Reporting Person
   [   ] Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                              40,000                     D
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Common Stock                              60,000                     I                     *
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====================================================================================================================================

* By self as trustee for a trust "Daniel Sartori Trust" for the exclusive benefit of trust beneficiary Daniel Sartori, a brother, for his medical care. Trustee has voting and dispositive power over the shares held by the trust.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Stock Option             1/4/00     1/4/02          Common Stock           100,000
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

An option for 100,000 shares at an exercise price of $1.31 was granted pursuant to an employment agreement dated January 4, 2000. The option expires the earlier of (i) exercise of all options, (ii) no longer employed by Issuer, or (iii) January 4, 2002.

By:  /s/ Bruno Sartori                                          1/4/2000
   ------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

       Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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